FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month July, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Unaudited Financial Results (Standalone and Consolidated) for the quarter ended June 30, 2021
3.	Limited review reports submitted by the statutory auditors of the Bank.
4.	Press Release

OTHER NEWS

Subject: Board Meeting held on July 24, 2021

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the following:

1.	Copy of the unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2021 which have been approved by the Board of Directors of the Bank at its Meeting held today.

2.	Copy of limited review reports submitted by the statutory auditors of the Bank.

A copy of the Press Release being issued in this connection is also attached.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com

Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS

(₹ in crore)
Sr. no.	Particulars			Three months ended			Year ended
				June 30, 2021 (Q1-2022)	March 31, 2021 (Q4-2021)	June 30, 2020 (Q1-2021)	March 31, 2021 (FY2021)
				(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			20,383.41	19,841.67	19,924.35	79,118.27
	a)	Interest/discount on advances/bills		14,984.58	14,639.42	14,576.67	57,288.81
	b)	Income on investments		4,041.51	3,914.84	4,190.71	16,539.78
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		140.77	307.83	444.82	1,631.91
	d)	Others		1,216.55	979.58	712.15	3,657.77
2.	Other income (refer note no. 6)			3,995.86	4,111.35	6,142.60	18,968.53
3.	TOTAL INCOME (1)+(2)			24,379.27	23,953.02	26,066.95	98,086.80
4.	Interest expended			9,447.65	9,410.54	10,644.60	40,128.84
5.	Operating expenses (e)+(f)			6,037.22	6,002.65	4,645.90	21,560.83
	e)	Employee cost		2,374.39	2,008.43	2,166.08	8,091.78
	f)	Other operating expenses		3,662.83	3,994.22	2,479.82	13,469.05
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			15,484.87	15,413.19	15,290.50	61,689.67
7.	OPERATING PROFIT (3)–(6)			8,894.40	8,539.83	10,776.45	36,397.13
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3 to 5 below)			2,851.69	2,883.47	7,593.95	16,214.41
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			6,042.71	5,656.36	3,182.50	20,182.72
10.	Exceptional items			..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			6,042.71	5,656.36	3,182.50	20,182.72
12.	Tax expense (g)+(h)			1,426.69	1,253.75	583.35	3,990.04
	g)	Current period tax		1,301.78	1,393.27	772.89	4,665.66
	h)	Deferred tax adjustment		124.91	(139.52)	(189.54)	(675.62)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			4,616.02	4,402.61	2,599.15	16,192.68
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			4,616.02	4,402.61	2,599.15	16,192.68
16.	Paid-up equity share capital (face value ₹ 2 each)			1,385.22	1,383.41	1,295.41	1,383.41
17.	Reserves excluding revaluation reserves			147,894.71	143,029.08	114,205.75	143,029.08
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.20%	0.34%	0.34%	0.34%
	ii)	Capital adequacy ratio (Basel III)		18.71%	19.12%	16.00%	19.12%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	6.67	6.37	4.01	24.01
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	6.54	6.25	3.98	23.67
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		43,148.28	41,373.42	40,386.24	41,373.42
	ii)	Net non-performing customer assets		9,305.83	9,180.20	8,674.65	9,180.20
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		5.15%	4.96%	5.46%	4.96%
	iv)	% of net non-performing customer assets to net customer assets		1.16%	1.14%	1.23%	1.14%
20.	Return on assets (annualised)			1.54%	1.51%	0.95%	1.42%

1.	At June 30, 2021, the percentage of gross non-performing advances (net of write-off) to gross advances was 5.51% (March 31, 2021: 5.33%, June 30, 2020: 5.99%) and net non-performing advances to net advances was 1.26% (March 31, 2021: 1.24%, June 30, 2020: 1.34%).

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)
Particulars	At
	June 30, 2021	March 31, 2021	June 30, 2020
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,385.22	1,383.41	1,295.41
Employees stock options outstanding	2.64	3.10	3.46
Reserves and surplus	150,988.30	146,122.67	117,320.62
Deposits	926,223.94	932,522.16	801,622.31
Borrowings (includes subordinated debt)	89,130.82	91,630.96	164,917.95
Other liabilities and provisions	52,923.50	58,770.38	53,452.95
Total Capital and Liabilities	1,220,654.42	1,230,432.68	1,138,612.70

Assets
Cash and balances with Reserve Bank of India	42,036.01	46,031.19	32,255.62
Balances with banks and money at call and short notice	63,828.26	87,097.06	88,995.26
Investments	294,848.74	281,286.54	301,851.11
Advances	738,597.86	733,729.09	631,214.64
Fixed assets	8,956.43	8,877.58	8,442.99
Other assets	72,387.12	73,411.22	75,853.08
Total Assets	1,220,654.42	1,230,432.68	1,138,612.70

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CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)
Sr. no.	Particulars		Three months ended			Year ended
			June 30, 2021 (Q1-2022)	March 31, 2021 (Q4-2021)	June 30, 2020 (Q1-2021)	March 31, 2021 (FY2021)
			(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		23,097.28	22,299.58	22,422.71	89,162.66
	a)	Interest/discount on advances/bills	15,697.44	15,358.26	15,335.70	60,261.69
	b)	Income on investments	5,957.99	5,555.62	5,853.73	23,264.25
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	199.15	365.34	504.47	1,881.72
	d)	Others	1,242.70	1,020.36	728.81	3,755.00
2.	Other income (refer note no. 6)		15,755.32	21,321.71	15,516.61	72,173.82
3.	TOTAL INCOME (1)+(2)		38,852.60	43,621.29	37,939.32	161,336.48
4.	Interest expended		10,073.74	9,955.08	11,347.02	42,659.09
5.	Operating expenses (e)+(f)		19,161.43	23,733.31	14,300.42	76,271.67
	e)	Employee cost	3,100.91	2,803.24	2,857.36	11,050.91
	f)	Other operating expenses	16,060.52	20,930.07	11,443.06	65,220.76
6.	TOTAL EXPENDITURE (4)+(5)		29,235.17	33,688.39	25,647.44	118,930.76
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		9,617.43	9,932.90	12,291.88	42,405.72
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3 to 5 below)		2,938.84	2,922.57	7,704.58	16,377.39
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		6,678.59	7,010.33	4,587.30	26,028.33
10.	Exceptional items		..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		6,678.59	7,010.33	4,587.30	26,028.33
12.	Tax expense (g)+(h)		1,701.77	1,679.39	1,000.39	5,664.37
	g)	Current period tax	1,617.09	1,594.43	1,248.98	6,261.18
	h)	Deferred tax adjustment	84.68	84.96	(248.59)	(596.81)
13.	Less: Share of profit/(loss) of minority shareholders		229.40	444.78	469.23	1,979.64
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		4,747.42	4,886.16	3,117.68	18,384.32
15.	Extraordinary items (net of tax expense)		..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)-(15)		4,747.42	4,886.16	3,117.68	18,384.32
17.	Paid-up equity share capital (face value ₹ 2/- each)		1,385.22	1,383.41	1,295.41	1,383.41
18.	Reserves excluding revaluation reserves		158,070.47	153,075.71	121,705.39	153,075.71
19.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		6.86	7.07	4.82	27.26
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		6.72	6.93	4.76	26.83

3

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)
Particulars	At
	June 30, 2021	March 31, 2021	June 30, 2020
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,385.22	1,383.41	1,295.41
Employees stock options outstanding	2.64	3.10	3.46
Reserves and surplus	161,195.75	156,200.99	124,848.75
Minority interest	9,513.72	9,588.34	7,863.05
Deposits	954,899.89	959,940.02	833,629.01
Borrowings (includes subordinated debt)	137,171.16	143,899.94	222,053.58
Liabilities on policies in force	212,817.05	203,180.04	161,807.77
Other liabilities and provisions	95,786.70	99,616.40	92,075.00
Total Capital and Liabilities	1,572,772.13	1,573,812.24	1,443,576.03

Assets
Cash and balances with Reserve Bank of India	42,076.19	46,302.20	32,342.17
Balances with banks and money at call and short notice	78,873.03	101,268.33	100,829.42
Investments	556,973.58	536,578.62	519,792.87
Advances	798,499.03	791,801.39	692,617.34
Fixed assets	10,869.51	10,809.26	10,412.38
Other assets	85,480.79	87,052.44	87,581.85
Total Assets	1,572,772.13	1,573,812.24	1,443,576.03

4

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

		Three months ended			Year ended
Sr. no.	Particulars	June 30, 2021 (Q1-2022)	March 31, 2021 (Q4-2021)	June 30, 2020 (Q1-2021)	March 31, 2021 (FY2021)
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1.	Segment Revenue
a	Retail Banking	19,707.34	19,796.67	18,166.15	75,669.29
b	Wholesale Banking	9,469.78	9,140.31	9,570.91	37,194.53
c	Treasury	16,181.95	15,467.46	19,276.23	66,625.38
d	Other Banking	705.35	719.55	806.81	3,180.06
e	Life Insurance	9,184.14	14,674.57	7,224.11	43,621.59
f	General Insurance	3,609.51	3,404.46	3,022.37	12,964.83
g	Others	2,103.79	1,917.43	1,989.53	7,827.03
	Total segment revenue	60,961.86	65,120.45	60,056.11	247,082.71
	Less: Inter segment revenue	22,109.26	21,499.16	22,116.79	85,746.23
	Income from operations	38,852.60	43,621.29	37,939.32	161,336.48
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	389.41	2,298.47	2,758.76	7,739.97
b	Wholesale Banking	1,908.46	2,524.49	1,015.71	5,819.95
c	Treasury	2,702.56	1,867.56	4,575.93	10,759.88
d	Other Banking	145.32	77.86	152.05	573.57
e	Life Insurance	(215.82)	113.66	311.19	1,081.18
f	General Insurance	201.50	450.11	531.04	1,953.95
g	Others	954.49	1,031.08	978.55	4,007.71
h	Unallocated	1,050.00	(1,000.00)	(5,550.00)	(4,750.00)
	Total segment results	7,135.92	7,363.23	4,773.23	27,186.21
	Less: Inter segment adjustment	457.33	352.90	185.93	1,157.88
	Profit before tax and minority interest	6,678.59	7,010.33	4,587.30	26,028.33
3.	Segment assets
a	Retail Banking	417,429.46	412,498.65	344,944.02	412,498.65
b	Wholesale Banking	328,226.41	325,937.50	293,585.67	325,937.50
c	Treasury	447,958.61	460,232.05	470,972.30	460,232.05
d	Other Banking	71,442.53	75,068.23	77,730.17	75,068.23
e	Life Insurance	227,515.01	216,918.91	173,053.48	216,918.91
f	General Insurance	40,397.10	38,943.61	36,511.84	38,943.61
g	Others	40,767.08	44,599.48	45,367.49	44,599.48
h	Unallocated	13,890.50	14,359.97	16,178.01	14,359.97
	Total	1,587,626.70	1,588,558.40	1,458,342.98	1,588,558.40
	Less: Inter segment adjustment	14,854.57	14,746.16	14,766.95	14,746.16
	Total segment assets	1,572,772.13	1,573,812.24	1,443,576.03	1,573,812.24
4.	Segment liabilities
a	Retail Banking	699,657.43	686,920.79	596,257.64	686,920.79
b	Wholesale Banking	263,529.57	282,163.92	236,736.53	282,163.92
c	Treasury	117,749.98	121,596.08	195,084.56	121,596.08
d	Other Banking	53,335.59	56,774.88	61,372.78	56,774.88
e	Life Insurance	219,206.66	207,915.76	165,399.31	207,915.76
f	General Insurance	32,390.10	31,143.21	30,436.03	31,143.21
g	Others	33,963.30	38,195.80	39,847.95	38,195.80
h	Unallocated	5,210.46	6,260.46	7,060.56	6,260.46
	Total	1,425,043.09	1,430,970.90	1,332,195.36	1,430,970.90
	Less: Inter segment adjustment	14,854.57	14,746.16	14,766.95	14,746.16
	Total segment liabilities	1,410,188.52	1,416,224.74	1,317,428.41	1,416,224.74
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(282,227.97)	(274,422.14)	(251,313.62)	(274,422.14)
b	Wholesale Banking	64,696.84	43,773.58	56,849.14	43,773.58
c	Treasury	330,208.63	338,635.97	275,887.74	338,635.97
d	Other Banking	18,106.94	18,293.35	16,357.39	18,293.35
e	Life Insurance	8,308.35	9,003.15	7,654.17	9,003.15
f	General Insurance	8,007.00	7,800.40	6,075.81	7,800.40
g	Others	6,803.78	6,403.68	5,519.54	6,403.68
h	Unallocated	8,680.04	8,099.51	9,117.45	8,099.51
	Total capital employed	162,583.61	157,587.50	126,147.62	157,587.50

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Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.

8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

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Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on July 24, 2021. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial statements for Q1-2022.

2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under Companies Act, 2013.

3.	During FY2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy from the second half of FY2021.

The second wave of the Covid-19 pandemic in April-May 2021 led to the re-imposition of localised/regional lock-down measures in various parts of the country. In the absence of regulatory dispensations like moratorium on loan repayments and standstill on asset classification, the impact on the quality of the loan portfolio would likely be sharper and earlier during fiscal 2022. The second wave has started to subside from June 2021 onwards and there has been a gradual lifting of lock downs, resulting in an increase in economic activity.

The Bank made net Covid-19 related provision of ₹ 4,750.00 crore in FY2021 and held an aggregate Covid-19 related provision of ₹ 7,475.00 crore at March 31, 2021. During Q1-2022, the Bank wrote-back Covid-19 related provision of ₹ 1,050.00 crore based on the updated position of various portfolios underlying these provisions (made Covid-19 related provision of ₹ 5,550.00 crore in Q1-2021) and accordingly held Covid-19 related provision of ₹ 6,425.00 crore at June 30, 2021.

The impact, including with respect to credit quality and provisions of the Covid-19 pandemic on the Bank and the Group, is uncertain and will depend on the trajectory of the pandemic, progress and effectiveness of the vaccination programme, the effectiveness of current and future steps taken by the government and central bank to mitigate the economic impact, steps taken by the Bank and the Group and the time it takes for economic activities to return to pre-pandemic levels.

4.	Details of resolution plan implemented at June 30, 2021 under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020:

₹ in crore, except number of account
Type of Borrower	Number of accounts where resolution plan has been implemented under this window (A)	Exposure to accounts mentioned at (A) before implementation of the plan (B)	Of (B), aggregate amount of debt that was converted into other securities (C)	Additional funding sanctioned, if any, including between invocation of the plan and implementation (D)	Increase in provisions on account of the implementation of the resolution ( E)
Personal Loans[1]	5,459	924.74	..	..	138.71
Corporate Loans	41	2,956.05	..	..	492.09
Of which, MSMEs	..	..	..	..	..
Others	10	10.36	..	..	1.55
Total	5,510	3,891.15	..	..	632.35
1.	Includes various categories of retail loans

5.	In Q1-2022, the Bank has changed its provisioning policy on non-performing advances to make it more conservative. The aforementioned change resulted in higher provisions on non-performing advances amounting to ₹ 1,127.15 crore in Q1-2022.

7

6.	During Q1-2021, the Bank sold equity shares in its subsidiaries and made a net gain of ₹ 3,036.29 crore in standalone financial results and ₹ 2,715.87 crore in consolidated financial results (during FY2021: net gain ₹ 3,669.94 crore in standalone financial results and ₹ 3,297.05 crore in consolidated financial results).

7.	During Q1-2022, the Bank has allotted 9,044,970 equity shares of ₹ 2 each pursuant to exercise of employee stock options.

8.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at June 30, 2021, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

10.	The amounts for Q4-2021 are balancing figures between the figures as per the audited financial statements for FY2021 and the published figures for 9M-2021.

11.	The above standalone and consolidated financial results have been reviewed/audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants.

12.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Vishakha Mulye
Mumbai	Executive Director
July 24, 2021	DIN-00203578

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Walker Chandiok & Co LLP

Walker Chandiok & Co LLP
11th Floor, Tower II,
One International Centre
S B Marg, Prabhadevi (W)
Mumbai - 400013
Maharashtra, India
T +91 22 6626 2699
F +91 22 6626 2601

Independent Auditor’s Review Report on Standalone Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of standalone unaudited financial results (‘the Statement’) of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 June 2021, being submitted by the Bank pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to Pillar 3 disclosure as at 30 June 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Bank’s management and has been approved by the Bank’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Pages 1 of 2

ICICI Bank Limited

Independent Auditor’s Review Report on Standalone Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

4.	Based on our review conducted as above, and the consideration of the review report of the branch auditor referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosure as at 30 June 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We draw attention to Note 3 of the accompanying Statement which describes the uncertainties due to the outbreak of SARS-CoV-2 virus (COVID-19). The impact of these uncertainties on the Bank’s results is significantly dependent on future developments. Our conclusion is not modified in respect of this matter.

6.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of ₹ 22,643.04 crores as at 30 June 2021, total revenues of ₹ 161.16 crores and total net profit of ₹ 46.36 crores for the quarter then ended, as considered in the Statement. The aforementioned financial information have been reviewed by the branch auditor, whose review reports have been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No: 001076N/N500013

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN: 21105782AAAAHE3193

Place: Mumbai

Date: 24 July 2021

Pages 2 of 2

Walker Chandiok & Co LLP

Walker Chandiok & Co LLP
11th Floor, Tower II,
One International Centre
S B Marg, Prabhadevi (W)
Mumbai - 400013
Maharashtra, India
T +91 22 6626 2699
F +91 22 6626 2601

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of consolidated unaudited financial results (‘the Statement’) of ICICI Bank Limited (‘the Holding Company’ or ‘the Bank’) and its subsidiaries (the Holding Company and its subsidiaries together referred to as ‘the Group’), and its associates (refer Annexure 1 for the list of subsidiaries and associates included in the Statement) for the quarter ended 30 June 2021, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 June 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Holding Company’s management and has been approved by the Holding Company's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the SEBI Circular CIR/CFD/CMD1/44/2019 dated 29 March 2019 issued by the SEBI under Regulation 33 (8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), to the extent applicable.

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ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

4.	Based on our review conducted and procedures performed as stated in paragraph 3 above and upon consideration of the review reports of the branch auditor and other auditors, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 June 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

5.	We draw attention to Note 3 of the accompanying Statement which describes the uncertainties due to the outbreak of SARS-CoV-2 virus (COVID-19). The impact of these uncertainties on the Group’s results is significantly dependent on future developments. Our conclusion is not modified in respect of this matter.

6.	We did not review the interim financial information of one branch of the Bank located in Dubai, included in the Statement, whose financial information reflects total assets of ₹ 22,643.04 crores as at 30 June 2021 and total revenues of ₹ 161.16 crores and total net profit of ₹ 46.36 crores, for the quarter ended 30 June 2021, as considered in the Statement. The aforementioned financial information have been reviewed by the branch auditor, whose review report have been furnished to us by the management, and our conclusion, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

7.	We did not review / audit the interim financial statements / information of nine subsidiaries, whose financial statements / information reflect total assets of ₹ 136,624.71 crores as at 30 June 2021, total revenues of ₹ 5,482.24 crores and total net profit after tax of ₹ 576.12 crores, for the quarter ended 30 June 2021, as considered in the Statement. These interim financial statements / information have been reviewed / audited by other auditors whose review / audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review / audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above.

Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements / information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed / audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors.

Our conclusion is not modified in respect of this matter.

8.	We have jointly audited with other auditors, the financial statements of one subsidiary, whose interim financial statements reflect total assets of ₹ 227,692.90 crores as at 30 June 2021, total revenues of ₹ 9,184.14 crores and total net loss after tax of ₹ 185.73 crores, for the quarter ended 30 June 2021, as considered in the Statement. For the purpose of our conclusion on the Statement, we have relied upon the work of such other auditor, to the extent of work performed by them. Our conclusion is not modified in respect of this matter.

Pages 2 of 4

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

9.	The Statement includes the interim financial statements / information of five subsidiaries, whose condensed interim financial statements / information reflect total assets of ₹ 62.95 crores as at 30 June 2021, total revenues of ₹ 21.62 crores and total net profit after tax of ₹ 53.34 crores, for the quarter 30 June 2021, as considered in the Statement. The Statement also includes the Group’s share of net profit of ₹ 34.47 crores for the quarter ended 30 June 2021, respectively, in respect of seven associates. The financial statements / information of the these subsidiaries and associates have not been reviewed / audited and have been furnished to us by the management. Our conclusion on the Statement, and our report in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with the SEBI Circular, in so far as it relates to the aforesaid subsidiaries and associates, are based solely on such unaudited/unreviewed financial statements / information. According to the information and explanations given to us by the management, these interim financial statements / information are not material to the Group. Our conclusion is not modified in respect of this matter.

10.	The joint auditors, Walker Chandiok & Co LLP, Chartered Accountants, and B S R & Co. LLP, Chartered Accountants, of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 20 July 2021, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2021 is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2021 has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI’) and the Institute of Actuaries of India in concurrence with the Authority’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on the financial statements of the Company.

Our conclusion is not modified in respect of this matter.

11.	The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 22 July 2021, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’), Incurred But Not Enough Reported (‘IBNER’) and Premium Deficiency Reserve (the ‘PDR’) is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 30 June 2021 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No: 001076N/N500013

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN: 21105782AAAAHF4943

Place: Mumbai

Date: 24 July 2021

Pages 3 of 4

ICICI Bank Limited

Independent Auditor’s Review Report on Consolidated Unaudited Quarterly Financial Results of ICICI Bank Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Annexure 1

List of entities included in the Statement

Holding Company

i)	ICICI Bank Limited

Subsidiaries

ii)	ICICI Bank Canada

iii)	ICICI Bank UK PLC

iv)	ICICI International Limited

v)	ICICI Prudential Life Insurance Company Limited

vi)	ICICI Prudential Pension Funds Management Company Limited

vii)	ICICI Securities Primary Dealership Limited

viii)	ICICI Home Finance Company Limited

ix)	ICICI Investment Management Company Limited

x)	ICICI Securities Limited,

xi)	ICICI Securities Holdings Inc.

xii)	ICICI Securities Inc.

xiii)	ICICI Venture Funds Management Company Limited

xiv)	ICICI Trusteeship Services Limited

xv)	ICICI Prudential Asset Management Company Limited

xvi)	ICICI Lombard General Insurance Company Limited

xvii)	ICICI Prudential Trust Limited

xviii)	ICICI Strategic Investments Fund

Associates

xix)	I-Process Services (India) Private Limited

xx)	NIIT Institute of Finance Banking and Insurance Training Limited

xxi)	ICICI Merchant Services Private Limited

xxii)	Arteria Technologies Private Limited

xxiii)	India Infradebt Limited

xxiv)	India Advantage Fund III; and

xxv)	India Advantage Fund IV

Pages 4 of 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 24, 2021

Performance Review: Quarter ended June 30, 2021

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 23% year-on-year to ₹ 8,605 crore (US$ 1.2 billion) in the quarter ended June 30, 2021 (Q1-2022)

•	Profit after tax grew by 78% year-on-year to ₹ 4,616 crore (US$ 621 million) in Q1-2022

•	Total deposits grew by 16% year-on-year to ₹ 926,224 crore (US$ 124.6 billion) at June 30, 2021

•	24% year-on-year growth in average current and savings account (CASA) deposits in Q1-2022; average CASA ratio was 44% in Q1-2022

•	Term deposits grew by 9% year-on-year at June 30, 2021

•	Domestic loan portfolio grew by 20% year-on-year

•	Retail loan portfolio grew by 20% year-on-year

•	The net NPA ratio was 1.16% at June 30, 2021 compared to 1.14% at March 31, 2021

•	Provision coverage ratio was robust at 78.2% at June 30, 2021, higher than 77.7% at March 31, 2021

•	At June 30, 2021, the Bank held Covid-19 related provisions of ₹ 6,425 crore (US$ 864 million)

•	Total capital adequacy ratio was 19.27% and Tier-1 capital adequacy ratio was 18.24% on a standalone basis at June 30, 2021 (including profits for Q1-2022)

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended June 30, 2021 (Q1-2022). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended June 30, 2021.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 23% year-on-year to ₹ 8,605 crore (US$ 1.2 billion) in Q1-2022 from ₹ 7,014 crore (US$ 944 million) in the quarter ended June 30, 2020 (Q1-2021)

•	Net interest income (NII) increased by 18% year-on-year to ₹ 10,936 crore (US$ 1.5 billion) in Q1-2022 from ₹ 9,280 crore (US$ 1.2 billion) in Q1-2021

•	The net interest margin was 3.89% in Q1-2022 compared to 3.84% in the quarter ended March 31, 2021 (Q4-2021) and 3.69% in Q1-2021

•	Non-interest income, excluding treasury income, increased by 56% year-on-year to ₹ 3,706 crore (US$ 499 million) in Q1-2022 from ₹ 2,380 crore (US$ 320 million) in Q1-2021

•	Fee income grew by 53% year-on-year to ₹ 3,219 crore (US$ 433 million) in Q1-2022 from ₹ 2,104 crore (US$ 283 million) in Q1-2021. Fees from retail, business banking and SME customers increased by 65% year-on-year and constituted about 76% of total fees in Q1-2022

•	Treasury income was ₹ 290 crore (US$ 39 million) in Q1-2022 compared to ₹ 3,763 crore (US$ 506 million) in Q1-2021. The treasury gain in Q1-2021 included gains of ₹ 3,036 crore (US$ 408 million) from sale of shares of subsidiaries

•	Provisions (excluding provision for tax) were ₹ 2,852 crore (US$ 384 million) in Q1-2022 compared to ₹ 7,594 crore (US$ 1.0 billion) in Q1-2021. During Q1-2022, the Bank has changed its policy on non-performing loans to make it more conservative. The change in policy resulted in higher provision on non-performing advances amounting to ₹ 1,127 crore (US$ 152 million) for aligning provisions on outsanding loans to the revised policy

•	Based on its current assessment of the portfolio, the Bank wrote back Covid-19 provisions amounting to ₹ 1,050 crore (US$ 141 million) made in earlier periods

•	At June 30, 2021, the Bank held Covid-19 related provision of ₹ 6,425 crore (US$ 864 million)

•	The profit before tax grew by 90% year-on-year to ₹ 6,043 crore (US$ 813 million) in Q1-2022 from ₹ 3,183 crore (US$ 428 million) in Q1-2021

•	On a standalone basis, the profit after tax grew by 78% year-on-year to ₹ 4,616 crore (US$ 621 million) in Q1-2022 compared to ₹ 2,599 crore (US$ 350 million) in Q1-2021

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Growth in digital and payments platforms

In December 2020, the Bank had expanded its state-of-the-art mobile banking app, iMobile, to iMobile Pay which offers payment and banking services to customers of any bank. There have been over 25 lakh activations of iMobile Pay by non-ICICI Bank account holders within six months of its launch. The transactions by non-ICICI Bank account holders in terms of value and volume have grown by eight times and seven times, respectively, in June 2021 compared to March 2021. The value of transactions through the ‘Pay to Contact’ feature, which enables users to easily transfer money to any payment app or digital wallet via UPI, has grown by over three times in June 2021 compared to March 2021.

During Q1-2022, the Amazon Pay credit card became the fastest co-branded credit card in the country to cross the milestone of issuing 2.0 million cards. The Bank recently launched a co-branded credit card with Hindustan Petroleum Corporation Limited (HPCL) called ‘ICICI Bank HPCL Super Saver Credit Card’. This card offers best-in-class rewards and benefits to customers on their everyday spends on fuel as well as other categories.

The business banking and SME franchise continues to grow on the back of digital offerings and platforms like InstaBIZ. InstaBIZ offers various services such as instant overdraft facility, payment of Goods and Services Tax (GST), foreign exchange deal booking, business loans based on revenues reported in GST returns, automatic bank reconciliations and inward and outward remittances. The Bank’s supply chain platform enables corporates to seamlessly manage their supply chain financing and payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless manner. The financial transactions on InstaBIZ and supply chain platforms have grown steadily in the past few quarters.

In the Unified Payment Interface (UPI) space, the Bank’s strategy is to participate directly through the Bank’s own platforms as well as partner with third party players, in both the peer-to-peer and payment-to-merchant segments. The value of the Bank’s merchant acquiring transactions through UPI has more than doubled year-on-year and grew by 32% sequentially in Q1-2022.

The value of mobile banking transactions increased by 117% year-on-year to ₹ 349,072 crore (US$ 47 billion) in Q1-2022. Digital channels like internet, mobile banking, PoS and others accounted for over 90% of the savings account transactions in Q1-2022. The Bank is a market leader in electronic toll collections through FASTag. The Bank had a market share of 36% by value in the electronic toll collections through FASTag in Q1-2022, with a 146% year-on-year growth in collections.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

In Q1-2022, the Bank launched a digital platform called Merchant Stack, which offers an array of banking and value-added services to retailers, online businesses and large e-commerce firms such as digital current account opening, instant overdraft facilities based on point-of-sale transactions and instant settlement of point-of-sale transactions, among others.

In Q1-2022, the Bank introduced ICICI STACK for Corporates which is a comprehensive set of digital banking solutions for corporates and their entire ecosystem of promoters, employees, dealers, and vendors. These solutions enable corporates to seamlessly meet all banking requirements of their ecosystems in a frictionless manner.

Operating review

Retail disbursements moderated in April and May due to the containment measures in place across various aparts of the country. With the gradual easing of restrictions, disbursements picked up in June and July. Credit card spends declined in April and May and increased to March levels in June, driven by spends in categories like consumer durables, utilities, education and insurance. Credits received in the overdraft accounts of business banking and SME customers also picked up in June and July after declining in April and May.

Credit growth

The retail loan portfolio grew by 20% year-on-year and comprised 61.4% of the total loan portfolio at June 30, 2021. Including non-fund outstanding, retail was 50.4% of the total portfolio at June 30, 2021. The business banking portfolio grew by 53% year-on-year and was 5.4% of total loans at June 30, 2021. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 34 million), grew by 43% year-on-year and constituted 4.0% of total loans at June 30, 2021. Growth in the domestic corporate portfolio was about 11% year-on-year driven by disbursements to higher rated corporates and public sector undertakings across various sectors. The growth in performing domestic corporate portfolio, excluding the builder portfolio, was 15% year-on-year at June 30, 2021. The domestic advances grew by 20% year-on-year. Total advances increased by 17% year-on-year to ₹ 738,598 crore (US$ 99.4 billion) at June 30, 2021 from ₹ 631,215 crore (US$ 84.9 billion) at June 30, 2020.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Deposit growth

Total deposits increased by 16% year-on-year to ₹ 926,224 crore (US$ 124.6 billion) at June 30, 2021. Average current account deposits increased by 32% year-on-year in Q1-2022. Average savings account deposits increased by 22% year-on-year in Q1-2022. Total term deposits increased by 9% year-on-year to ₹ 501,122 crore (US$ 67.4 billion) at June 30, 2021.

The Bank had a network of 5,268 branches and 14,141 ATMs at June 30, 2021.

Asset quality

The net non-performing assets were ₹ 9,306 crore (US$ 1.3 billion) at June 30, 2021 compared to ₹ 9,180 crore (US$ 1.2 billion) at March 31, 2021. The net NPA ratio was 1.16% at June 30, 2021 compared to 1.14% at March 31, 2021. The net addition to gross NPAs during the quarter was ₹ 3,604 crore (US$ 485 million). The gross NPA additions were ₹ 7,231 crore (US$ 973 million) in Q1-2022. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,627 crore (US$ 488 million) in Q1-2022. The gross NPAs written off were ₹ 1,589 crore (US$ 214 million) in Q1-2022. Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines was ₹ 4,864 crore (US$ 654 million), or about 0.7% of the total loan portfolio, at June 30, 2021 compared to ₹ 3,927 crore (US$ 528 million) at March 31, 2021. The fund-based and non-fund based outstanding to borrowers rated BB and below (excluding fund and non-fund based outstanding to NPAs) was ₹ 13,975 crore (US$ 1.9 billion) at June 30, 2021 compared to ₹ 13,098 crore (US$ 1.8 billion) at March 31, 2021.

Capital adequacy

The Bank’s total capital adequacy at June 30, 2021 was 19.27% and Tier-1 capital adequacy (including profits for Q1-2022) was 18.24% compared to the minimum regulatory requirements of 11.08% and 9.08% respectively.

Consolidated results

The consolidated profit after tax was ₹ 4,747 crore (US$ 639 million) in Q1-2022 compared to ₹ 4,886 crore (US$ 657 million) in Q4-2021 and ₹ 3,118 crore (US$ 419 million) in Q1-2021.

Consolidated assets grew by 9% year-on-year to ₹ 1,572,772 crore (US$ 211.6 billion) at June 30, 2021 from ₹ 1,443,576 crore (US$ 194.2 billion) at June 30, 2020.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Subsidiaries

Value of New Business (VNB) of ICICI Prudential Life Insurance (ICICI Life) increased by 78% year-on-year to ₹ 358 crore (US$ 48 million) in Q1-2022. The new business premium increased by 71% year-on-year to ₹ 2,559 crore (US$ 344 million) in Q1-2022. The new business margin increased from 24.4% in Q1-2021 to ₹ 29.4% in Q1-2022. The protection based annualised premium equivalent grew by 26% year-on-year to ₹ 270 crore (US$ 36 million) and accounted for 22.1% of the total annualised premium equivalent in Q1-2022.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 13% year-on-year to ₹ 3,733 crore (US$ 502 million) in Q1-2022 from ₹ 3,302 crore (US$ 444 million) in Q1-2021. The combined ratio was 121.3% in Q1-2022 compared to 99.7% in Q1-2021. The profit after tax of ICICI General was ₹ 152 crore (US$ 20 million) in Q1-2022 compared to ₹ 398 crore (US$ 54 million) in Q1-2021.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, grew by 61% year-on-year to ₹ 311 crore (US$ 42 million) in Q1-2022 from ₹ 193 crore (US$ 26 million) in Q1-2021.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, grew by 48% year-on-year to ₹ 380 crore (US$ 51 million) in Q1-2022 compared to ₹ 257 crore (US$ 35 million) in Q1-2021.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹crore

	FY 2021	Q1- 2021	Q4- 2021	Q1- 2022
	Audited	Unaudited	Audited	Unaudited
Net interest income	38,989	9,280	10,431	10,936
Non-interest income	13,923	2,380	4,137	3,706
- Fee income	12,659	2,104	3,815	3,219
- Dividend income from subsidiaries	1,234	187	357	410
- Other income	30	89	(35)	77
Less:
Operating expense	21,561	4,646	6,003	6,037
Core operating profit[1]	31,351	7,014	8,565	8,605
- Treasury income	5,046[2]	3,763[2]	(25)	290
Operating profit	36,397	10,777	8,540	8,895
Less:
Total net provision	16,214	7,594	2,883	2,852[3]
Covid-19 related provisions[4]	4,750	5,550	1,000	(1,050)
Other provisions	11,464	2,044	1,883[5]	3,902
Profit before tax	20,183	3,183	5,657	6,043
Less:
Provision for taxes	3,990	584	1,254	1,427
Profit after tax	16,193	2,599	4,403	4,616
1.	Excluding treasury income

2.	Includes profit on sale of shareholding in subsidiaries of ₹ 3,670 crore (US$ 494 million) in FY2021 (Q1-2021: ₹ 3,036 crore (US$ 408 million))

3.	During Q1-2022, the Bank has changed its policy on non-performing loans to make it more conservative. The change in policy resulted in higher provision on non-performing advances amounting to about ₹ 1,127 crore (US$ 152 million) in Q1-2022

4.	During FY2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy from the second half of FY2021.

The second wave of the Covid-19 pandemic in April-May 2021 led to the re-imposition of localised/regional lock-down measures in various parts of the country. In the absence of regulatory dispensations like moratorium on loan repayments and standstill on asset classification, the impact on the quality of the loan portfolio would likely be sharper and earlier during fiscal 2022. The second wave has started to subside from June 2021 onwards and there has been a gradual lifting of lock downs, resulting in an increase in economic activity.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Bank made net Covid-19 related provision of ₹ 4,750 crore (US$ 639 million) in FY2021 and held an aggregate Covid-19 related provision of ₹ 7,475 crore (US$ 1.0 billion) at March 31, 2021. During Q1-2022, the Bank wrote back Covid-19 related provision of ₹ 1,050 crore (US$ 141 million) (made Covid-19 related provision of ₹ 5,550 crore (US$ 747 million) in Q1-2021) and accordingly held Covid-19 related provision of ₹ 6,425 crore (US$ 864 million) at June 30, 2021.

The impact, including with respect to credit quality and provisions, of the Covid-19 pandemic on the Bank and the Group, is uncertain and will depend on the trajectory of the pandemic, progress and effectiveness of the vaccination programme, the effectiveness of current and future steps taken by the government and central bank to mitigate the economic impact, steps taken by the Bank and the Group and the time it takes for economic activities to return to pre-pandemic levels.

5.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹crore

	30-Jun-20	31-Mar-21	30-Jun-21
	Unaudited	Audited	Unaudited
Capital and Liabilities
Capital	1,295	1,383	1,385
Employee stock options outstanding	3	3	3
Reserves and surplus	117,321	146,123	150,988
Deposits	801,622	932,522	926,224
Borrowings (includes subordinated debt)	164,918	91,631	89,131
Other liabilities	53,454	58,771	52,923
Total capital and liabilities	1,138,613	1,230,433	1,220,654

Assets
Cash and balances with Reserve Bank of India	32,256	46,031	42,036
Balances with banks and money at call and short notice	88,995	87,097	63,828
Investments	301,851	281,287	294,849
Advances	631,215	733,729	738,598
Fixed assets	8,443	8,878	8,956
Other assets	75,853	73,411	72,387
Total assets	1,138,613	1,230,433	1,220,654
1.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including interalia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the time taken for economic activity to resume at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Anindya Banerjee at anindya.banerjee@icicibank.com or Aashwij Mallya at aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹74.33

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 24, 2021	By:	/s/s/Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager